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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)


                    Chesapeake Biological Laboratories, Inc.
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                                (Name of Issuer)



                              Class A Common Stock
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                         (Title of Class of Securities)



                                     165146
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                                 (CUSIP Number)



              CUSIP No. 165146                               Schedule 13G


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

                  William P. Tew, Ph.D.
                  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable

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3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

5        SOLE VOTING POWER

                  561,568 (as of December 31, 1999) (includes 230,130 shares purchasable under options exercisable within sixty days of December 31, 1999)

6        SHARED VOTING POWER

                  Not Applicable

7        SOLE DISPOSITIVE POWER

                  561,568 (as of December 31, 1999) (includes 230,130 shares purchasable under options exercisable within sixty days of December 31, 1999)

8        SHARED DISPOSITIVE POWER

                  Not Applicable

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  561,568 (as of December 31, 1999) (includes 230,130 shares purchasable under options exercisable within sixty days of December 31, 1999)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES

                  Excludes 14,000 shares owned by spouse in which reporting person claims no beneficial interest.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.65%

12       TYPE OF REPORTING PERSON

                  IN

ITEM 1.

         (a)      Name of Issuer:

                           Chesapeake Biological Laboratories, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                                      - 2 -

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                           1111 South Paca Street
                           Baltimore, Maryland 21230

ITEM 2.

         (a)      Name of Person Filing:

                           William P. Tew

         (b)      Address of Principal Business Office, if none, Residence:

                           412 Stabler's Church Road
                           Parkton, Maryland 21220

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Class A Common Stock

         (f)      CUSIP Number:

                           165146

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

ITEM 4.

(a)               Amount Beneficially Owned as of December 31, 1999: 561,568
(b)               Percent of Class: 9.65%.
(c)               Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote as of December 31, 1999: 561,568 (includes 230,130 shares purchasable under options exercisable within sixty days of December 31, 1999)
                  (ii) shared power to vote or to direct the vote as of December 31, 1999: Not Applicable.
                  (iii) sole power to dispose or to direct the disposition of as of December 31, 1999: 561,568 (includes 230,130 shares purchasable under options exercisable within sixty days of December 31, 1999)
                  (iv) shared power to dispose or to direct the disposition of as of December 31, 1998: Not Applicable

                                      - 3 -

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ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group

         Not Applicable.

ITEM 10.

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 11, 2000
                                                     --------------------
                                                                   Date


                                                     /S/ William P. Tew
                                                     --------------------
                                                                 Signature


                                                     William P. Tew
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Name